Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration Statement No. 333-277326
Supplement dated March 25, 2024)

$750,000,000

Term Sheet

6.500% Senior Notes due 2032

Pricing Term Sheet dated March 25, 2024 to the Preliminary Prospectus Supplement of MGM Resorts International dated March 25, 2024. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information therein to the extent it is inconsistent. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	MGM Resorts International (the “Issuer”)

Offering Size:	$750,000,000 aggregate principal amount

Title of Securities:	6.500% Senior Notes due 2032 (the “Notes”)

Maturity:	April 15, 2032

Offering Price:	100.00%, plus accrued interest, if any, from April 9, 2024

Coupon:	6.500%

Yield to Maturity:	6.500%

Gross Proceeds:	$750,000,000

Net Proceeds to Issuer before Estimated Expenses:	$742,500,000

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2024

Record Dates:	April 1 and October 1

Optional Redemption:	On and after April 15, 2027, the Issuer may on any one or more occasions redeem the Notes, in whole or in part, at the redemption prices (expressed as a percentage of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest on the Notes, if any, to the applicable date of redemption, if redeemed during the twelve-month period beginning on April 15 of each of the years indicated below:

	Year 2027 2028 2029 and thereafter	Price 103.250% 101.625% 100.000%

In addition, the Issuer may redeem the Notes at its election, in whole or in part, at any time prior to April 15, 2027, at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed; or

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on April 15, 2027) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption.

plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

Prior to April 15, 2027, the Issuer may also on any one or more occasions redeem in the aggregate up to 40% of the aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional notes under the Indenture) with the net cash proceeds of one or more Equity Offerings, at a redemption price equal to 106.500% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable date of redemption; provided that: (1) at least 50% of the original aggregate principal amount of the Notes remains outstanding after each such redemption; and (2) such redemption occurs within 120 days after the closing of such equity offering.

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
BofA Securities, Inc.
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citibank Global Markets Inc.
Citizens JMP Securities, LLC
Fifth Third Securities, Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.

Co-Managers:	Goldman Sachs & Co. LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Trade Date:	March 25, 2024

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Settlement Date:	April 9, 2024 (T+10)

The settlement date of the Notes is expected to be April 9, 2024, the tenth business day following the trade date (such settlement date being referred to as “T+10”). Under Rule 15c6-1 under the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors

Distribution:	SEC Registered Offering

CUSIP Number:	552953 CJ8

ISIN Number:	US552953CJ87

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it from Deutsche Bank Securities Inc., Attn: Prospectus Group, 1 Columbus Circle, New York, New York 10019, Email: Prospectus.Ops@db.com.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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